Exhibit 11.1

AMPAL-AMERICAN ISRAEL CORPORATION AND SUBSIDIARIES

SCHEDULE SETTING FORTH COMPUTATION OF EARNINGS (LOSS) PER SHARE OF CLASS A STOCK

SIX MONTHS ENDED JUNE 30,	2011	2010
(Dollars in thousands, except per share amounts)	(Unaudited)	(Unaudited)

Basic and diluted EPS:
Loss from continuing operations attributable to Ampal’s shareholders	$(56,163)	$(12,760)
Income from discontinued operations, net of tax	34,066	2,788
Net Loss income attributable to Ampal’s shareholders	(22,097)	(9,972)
Earnings per share of Class A Stock:
Loss from continuing operations	(1.00)	(0.23)
Income from discontinued operations, net of tax	0.61	0.05
	$(0.39)	$(0.18)

Shares used in calculation	56,134	56,134